Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    April    2003



                         GLOBALTEX INDUSTRIES INC.
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                          Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________







GLOBALTEX INDUSTRIES INC. ANNOUNCES APPOINTMENT OF INTERIM CFO AND WILLOW CREEK
 COAL PROJECT UPDATE

VANCOUVER, BRITISH COLUMBIA, April 29, 2003 - Globaltex Industries Inc. (TSX-
VE: GTX; NASD OTC: GBTXF) has appointed Kevin B. Forbes as Chief Financial Officer on an interim basis reporting to the Chief Executive Officer, Richard Palmer.

Globaltex is going through a period of rapid transition as it navigates the process of financing and developing the Willow Creek Coal Project. It is essential for the Company that adequate experience and financial systems are in place to achieve this goal. In recognition of the start-up nature of the Project, the appointment of Mr Forbes as CFO has been made on an interim basis.

The CFO will oversee management of the Company accounts and budgeting process and will assist in the procurement of appropriate project financing for the Willow Creek Coal Project. The role will also have responsibility for the establishment and maintenance of appropriate financial systems and policies necessary for an operating mine.

Mr Forbes has been consulting to the coal industry as a financial M&A specialist. Prior to that, he performed the CFO function and was a director of Peabody Resources Limited, a company with management control of six coal mines with over 20 million tonnes of productive capacity. While in this position, Mr Forbes led a team that successfully arranged US$180 million of limited recourse financing for the greenfields 6 million tonne per year Bengalla coal mine development in Australia.

Willow Creek Coal Project Update
Management continues to progress the Willow Creek Coal Project development effort.

Mine plans have been reengineered to enabling the extraction and sale of a run-of-mine Pulverized Coal Injection ("PCI") product for at least the first year of operation. Effort has been made to reduce overburden extraction during the initial years and, where possible, limit the number of open pits and working areas. This should maximise initial cash flows and provide a strong revenue base to fund development of the coal handling and preparation plant during the summer of 2004.

Norwest Corporation, author of the 2002 Final Feasibility Study, has been commissioned to prepare a Feasibility Study Addendum aimed at highlighting the differences between the 2002 study and current plans. The Addendum will include updated capital and operating cost estimates for the Willow Creek Coal Project. Norwest has also been asked to perform a review of the regional exploration. data in and around the Project's Pine Pass area. Preliminary review by management indicates sizeable potential for significant additional reserves in this area. Limited additional drilling, geotechnical and quality test work will likely be required before the Company is able to estimate a reserve to current industry standards. However, the delineation of sufficient new reserves and appropriate regulatory approvals would justify an expansion beyond the one million tonne per year level. Management's medium term target is to attempt to delineate at least an additional 25 million tonnes of coal capable of sustaining up to a 3 million tonne per year operation.

Tender documentation for possible contract mining of the Willow Creek Coal Project is currently being prepared. Management will base its decision on whether to contract mine or owner-operate on the outcome of this tender process


Preliminary discussions with potential coal customers have been encouraging. Demand for low-volatile PCI coal remains robust. Recent coal price negotiations saw price cuts for all major thermal and coking coal products other than low-volatile PCI coal where price outcomes appear to have ranged from rollovers to moderate price increases. The Company will aim to lock in contracts for the bulk of initial output prior to any development commitment.


GLOBALTEX INDUSTRIES INC.

"Richard Palmer"................
Richard Palmer
Chief Executive Officer
                                        ###
Contacts:

Richard Palmer................            Mark Fields....
Chief Executive Officer...........        President
011- 614-3947-3742................        (604) 682-4678....................
or within Australia 0439-473-742 ........ Vancouver, British Columbia, Canada
Sydney, Australia.............         ...markfields@radiant.net
rpalmer@aol7.com.au

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 25, 2002 and the Company's Annual Information Form dated January 24, 2003.


GLOBALTEX INDUSTRIES INC.












                                   Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                            Globaltex Industries Inc.

Date:     April 29, 2003                  " Richard Palmer "
                                            Chief Executive Officer